EXHIBIT 99.3

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Liminal BioSciences Inc.
440 Armand-Frappier Blvd., Suite 300
Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2 -Date of Material Change

September 8, 2020

Item 3 -News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on September 8, 2020 and disseminated on newswires in Canada and United States.

Item 4 -Summary of Material Change

Liminal BioSciences Announced Resubmission of Biologics License Application to U.S. Food and Drug Administration for Ryplazim® (plasminogen) for Treatment of Congenital Plasminogen Deficiency.

Item 5 -Full Description of Material Change

Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”) announced that the Company, through its U.S. subsidiary Prometic Biotherapeutics Inc., has filed a resubmission of the Biologics License Application (BLA) for Ryplazim® (plasminogen) (Ryplazim®) with the U.S. Food and Drug Administration (FDA) for the treatment of congenital plasminogen deficiency (C-PLGD).

“The resubmission of this BLA represents a significant milestone for Liminal BioSciences and we believe it has meaningful potential for patients and families affected by congenital plasminogen deficiency,” said Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We look forward to continuing to work with the FDA toward our goal of achieving regulatory approval and making Ryplazim® available to patients with this congenital rare disease in the United States.”

“C-PLGD is a rare multisystem disorder that can have a profound effect on a patient’s health and quality of life. With no approved treatment available, C-PLGD is an area of significant unmet need throughout the world,” stated Dr. Amy Shapiro, Chief Executive Officer and Co-medical Director at the Indiana Hemophilia & Thrombosis Center, Inc. and principal investigator in the pivotal clinical trial supporting the BLA resubmission.

In a pivotal phase 2/3 clinical trial for the treatment of C-PLGD, the Company enrolled 15 patients with C-PLGD, including six pediatric patients, for 48 weeks of therapy with Ryplazim®. All of the patients treated with Ryplazim® achieved at least the targeted increase from baseline in their individual trough plasminogen activity levels through 12 weeks of therapy. In addition, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within 48 weeks of initiating therapy. Adverse events reported in the clinical study were characterized as mild, with no patient deaths, serious adverse events or adverse events that caused study discontinuation reported.

“We are grateful to all of the stakeholders who have worked tirelessly to help us reach this milestone, including our dedicated teams in manufacturing, quality control and clinical research at Liminal BioSciences and the study investigators,  patients and families who have supported this development program for Ryplazim®. We are committed to bringing patients potentially the first FDA-approved treatment option for C-PLGD that could make a positive difference in their lives,” stated Ms. Moira Daniels, Head of Regulatory Affairs and Quality Assurance for Liminal BioSciences.

In 2017 the Company received a Complete Response Letter (CRL) in response to a BLA submission for Ryplazim®. The Company believes that the resubmission addresses the deficiencies outlined in the CRL, which were related to certain manufacturing procedures. The Company further believes that the amended BLA represents a Class 2 resubmission that would provide for a Prescription Drug User Fee Act (PDUFA) date for FDA review and action within six months from the date of the resubmission. Pending confirmation from the FDA that the resubmission addresses the issues raised in the CRL, current published guidance from the FDA is that they will indicate the new action due date in writing to the Company within 14 days of receipt of the BLA resubmission. The FDA previously granted Orphan Drug and Rare Pediatric Disease Designations for Ryplazim® for the treatment of C-PLGD.

Under the FDA’s rare pediatric disease designation and voucher programs, the FDA may grant a priority review voucher (PRV) to a sponsor who receives a product approval for a “rare pediatric disease,” which is defined as a disease in which serious or life-threatening manifestations primarily affect fewer than 200,000 people in the U.S. Subject to FDA approval of Ryplazim® for the treatment of C-PLGD, the Company may be eligible to receive one priority review voucher, which then could be redeemed to receive priority review for a subsequent marketing application or sold or transferred to another company.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

Not applicable.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9 -	Date of Report

September 14, 2020